UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 22, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the eleventh ordinary meeting (the “Meeting”) of the board of directors of the Company (the “Board”) was held by way of telecommunications on 19 January 2018.

Mr. Liu Shaoyong, the Chairman of the Company, Mr. Ma Xulun, the Vice Chairman of the Company, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, being directors of the Company (the “Directors”), and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping, being independent non-executive Directors, participated in the Meeting by way of telecommunications.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the Chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

I.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE AMENDMENTS TO CERTAIN PROVISIONS OF THE ARTICLES

For details, please refer to the “Announcement on the amendments to certain provisions of the Articles, Rules for Procedures for General Meeting and Rules for the Meeting of the Board of Directors” published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn) on the same day as the date of this announcement by the Company.

This resolution shall be submitted to the general meeting of the Company for consideration and approval.

II.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE AMENDMENTS TO CERTAIN PROVISIONS OF THE RULES FOR PROCEDURES FOR GENERAL MEETING OF THE COMPANY

For details, please refer to the “Announcement on the amendments to certain provisions of the Articles, Rules for Procedures for General Meeting and Rules for the Meeting of the Board of Directors” published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn) on the same day as the date of this announcement by the Company.

This resolution shall be submitted to the general meeting of the Company for consideration and approval.

III.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE AMENDMENTS TO CERTAIN PROVISIONS OF THE RULES FOR THE MEETING OF THE BOARD OF THE COMPANY

For details, please refer to the “Announcement on the amendments to certain provisions of the Articles, Rules for Procedures for General Meeting and Rules for the Meeting of the Board of Directors” published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn) on the same day as the date of this announcement by the Company.

This resolution shall be submitted to the general meeting of the Company for consideration and approval.

IV.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE INVESTMENT AND ESTABLISHMENT OF NOT MORE THAN 67 SPECIAL PURPOSE VEHICLES AND THE PROVISION OF CORRESPONDING GUARANTEE

1.	Agreed the Company to invest and establish not more than 67 special purpose vehicles (“CEA SPV”) in Dongjiang Free Trade Port Zone of Tianjin. Each CEA SPV shall have a registered capital of RMB100,000 and carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft;

2.	Agreed the Company to provide guarantee for not more than 67 CEA SPVs mentioned above, with the aggregate guarantee amount not exceeding RMB9.8 billion (if the principal debts are denominated in foreign currency, such amount shall be calculated by the then exchange rate of Renminbi when the guarantee is provided). Each CEA SPV can be allocated a guarantee amount within the aforementioned aggregate guarantee amount. The term of guarantee shall be the same as the remaining lease term of the aircraft. In the event of a renewal of lease term, the term of guarantee shall extend accordingly. The accumulated term of guarantee of an aircraft shall not exceed 15 years, which is calculated from the actual date of guarantee provided to each CEA SPV by the Company; and

3.	The President of the Company is granted the authority to be in charge of the detailed implementation of the work.

The matter regarding the provision of corresponding guarantee for not more than 67 CEA SPVs shall be submitted to the general meeting of the Company for consideration and approval.

For details, please refer to the “Announcement on the provision of guarantee for wholly-owned subsidiaries” published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn) on the same day as the date of this announcement by the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 19 January 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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